**DISCLOSURES**

Financial projections are subject to certain risks of the business and may not be achieved. Projections are unaudited and may not be formulated in accordance with US Generally Accepted Accounting Principles. Consult the investment materials for more information on business specific risks and a discussion of the key risks that may impede the achievement of the revenue forecasts presented. There is no guarantee that an investment may achieve any level of return. Review our Risks of Investing before making an investment decision.

Certain of the statements in this presentation are forward-looking statements that are based on current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results or future performance relating to the Company to differ materially from those expressed or implied in such statements.

There can be no assurance that the Company will generate any particular level of revenue or will be able to operate profitably. Localstake Marketplace LLC expressly disclaims any representation or warranty regarding involvement in or responsibility for any forward looking statements contained herein.

# We Own Assets LLC - EVwinCO 1, PS

*Twelve Month*                    *Fiscal Year:*    *Calendar*

## Profit & Loss Projection

| OP EX - SINGLE CAR | TREND | Month 1 | Month 2 | Month 3 | Month 4 | Month 5 | Month 6 | Month 7 | Month 8 | Month 9 | Month 10 | Month 11 | Month 12 | YEARLY | % OF OPEX |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Unlimited Car Wash Pass - Car Wash Express (paid annually) | | $ 349.00 | $ - | $ - | $ - | $ - | $ - | $ - | $ - | $ - | $ - | $ - | $ - | $ 349.00 | 3% |
| Parking | | $ 175.00 | $ 175.00 | $ 175.00 | $ 175.00 | $ 175.00 | $ 175.00 | $ 175.00 | $ 175.00 | $ 175.00 | $ 175.00 | $ 175.00 | $ 175.00 | $ 2,100.00 | 15% |
| EV Charging | | $ 300.00 | $ 300.00 | $ 300.00 | $ 300.00 | $ 300.00 | $ 300.00 | $ 300.00 | $ 300.00 | $ 300.00 | $ 300.00 | $ 300.00 | $ 300.00 | $ 3,600.00 | 26% |
| Management Fee (includes: bookkeeping, tax prep, etc) | | $ 175.00 | $ 175.00 | $ 175.00 | $ 175.00 | $ 175.00 | $ 175.00 | $ 175.00 | $ 175.00 | $ 175.00 | $ 175.00 | $ 175.00 | $ 175.00 | $ 2,100.00 | 15% |
| Annualized Registration Cost | | $ 62.50 | $ 62.50 | $ 62.50 | $ 62.50 | $ 62.50 | $ 62.50 | $ 62.50 | $ 62.50 | $ 62.50 | $ 62.50 | $ 62.50 | $ 62.50 | $ 750.00 | 5% |
| Maintanence Reserve (Tires, Brakes, etc) | | $ 100.00 | $ 100.00 | $ 100.00 | $ 100.00 | $ 100.00 | $ 100.00 | $ 100.00 | $ 100.00 | $ 100.00 | $ 100.00 | $ 100.00 | $ 100.00 | $ 1,200.00 | 9% |
| Car Insurance | | $ 250.00 | $ 250.00 | $ 250.00 | $ 250.00 | $ 250.00 | $ 250.00 | $ 250.00 | $ 250.00 | $ 250.00 | $ 250.00 | $ 250.00 | $ 250.00 | $ 3,000.00 | 22% |
| I/R Costs - software, related compliance/recordkeeping - discuss with platform | | $ 50.00 | $ 50.00 | $ 50.00 | $ 50.00 | $ 50.00 | $ 50.00 | $ 50.00 | $ 50.00 | $ 50.00 | $ 50.00 | $ 50.00 | $ 50.00 | $ 600.00 | 4% |
| TOTAL EXPENSES | | $ 1,411.50 | $ 1,112.50 | $ 1,112.50 | $ 1,112.50 | $ 1,112.50 | $ 1,112.50 | $ 1,112.50 | $ 1,112.50 | $ 1,112.50 | $ 1,112.50 | $ 1,112.50 | $ 1,112.50 | $ 13,649.00 | 100% |

# We Own Assets, LLC - EVwinCO 1, PS

*Twelve Month*                    *Fiscal Year: Calendar*

## Profit & Loss Projection

| REVENUES (SALES) - Single Car | TREND | Month 1 | Month 2 | Month 3 | Month 4 | Month 5 | Month 6 | Month 7 | Month 8 | Month 9 | Month 10 | Month 11 | Month 12 | YEARLY | ROI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Each Car on Getaround - Gross Revenue | | $ 1,728 | $ 1,728 | $ 1,728 | $ 1,728 | $ 1,728 | $ 1,728 | $ 1,728 | $ 1,728 | $ 1,728 | $ 1,728 | $ 1,728 | $ 1,728 | $ 20,736 | 100% |
| TOTAL SALES | | $ 1,728 | $ 1,728 | $ 1,728 | $ 1,728 | $ 1,728 | $ 1,728 | $ 1,728 | $ 1,728 | $ 1,728 | $ 1,728 | $ 1,728 | $ 1,728 | $ 20,736 | 100% |

Number of Hours Rented Per Month (Estimate):        360

Hourly Price (Varies Based on Demand, Average):        $        8.00

Net Capture after Getaround Platform/Insurance Commission   60%

| Profit Model - Single Car | Column2 | Month 1 | Month 2 | Month 3 | Month 4 | Month 5 | Month 6 | Month 7 | Month 8 | Month 9 | Month 10 | Month 11 | Month 12 | YEARLY | TOTAL W STARTING CAPITAL |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Beginning Balance | | $ - | | | | | | | | | | | | | |
| Each Car on Getaround - Net Revenue | | $ 317 | $ 616 | $ 616 | $ 616 | $ 616 | $ 616 | $ 616 | $ 616 | $ 616 | $ 616 | $ 616 | $ 616 | $ 7,087 | $ 7,087 |
| Year 2 | | $ 616 | $ 616 | $ 616 | $ 616 | $ 616 | $ 616 | $ 616 | $ 616 | $ 616 | $ 616 | $ 616 | $ 616 | $ 14,473 | $ 21,560 |
| Year 3 | | $ 616 | $ 616 | $ 616 | $ 616 | $ 616 | $ 616 | $ 616 | $ 616 | $ 616 | $ 616 | $ 616 | $ 616 | $ 21,859 | $ 43,419 |
| Year 4 | | $ 616 | $ 616 | $ 616 | $ 616 | $ 616 | $ 616 | $ 616 | $ 616 | $ 616 | $ 616 | $ 616 | $ 616 | $ 29,245 | $ 72,664 |
| Year 5 | | $ 616 | $ 616 | $ 616 | $ 616 | $ 616 | $ 616 | $ 616 | $ 616 | $ 616 | $ 616 | $ 616 | $ 616 | $ 36,631 | $ 109,295 |
| Sale of Cars, Month 61 | | $ 15,000 | | | | | | | | | | | | $ 51,631 | $ 160,926 |